PROSPECTUS                                   Filed pursuant to Rule 424(b)(3)
                                                        SEC File No. 333-5115






                                1,150,000 Shares

                                Ampex Corporation


                              Class A Common Stock

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         Ampex Corporation ("Ampex" or the "Company") may from time to time offer shares of Class A Common Stock, $.01 par value ("Common Stock"), in amounts, at prices and on terms to be determined at the time of offering. The Common Stock may be offered at prices and on terms to be set forth in one or more supplements to this Prospectus (each a "Prospectus Supplement").

         The shares of Common Stock may be offered directly or through agents designated from time to time by the Company or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Common Stock, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying Prospectus Supplement. No Common Stock may be sold by the Company through agents, underwriters or dealers without delivery of a Prospectus Supplement describing the method and terms of the offering of such Common Stock. See "Plan of Distribution."

                         -------------------------------


               See "Risk Factors" commencing on page 6 for certain
                factors that should be considered by prospective
                                   investors.

                         -------------------------------


          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
          PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.


                         -------------------------------





                 The date of this Prospectus is January 6, 1997


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                              AVAILABLE INFORMATION

          The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements and other information filed with the Commission by the Company can be inspected and copied at the public reference facilities maintained by the Commission, located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's Regional Offices, located at 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of all or any part of such materials also may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such reports and other information may be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006- 1881.

          Pursuant to the Securities Act of 1933, as amended (the "Securities Act") and the rules and regulations promulgated thereunder, the Company has filed with the Commission a Registration Statement on Form S-3 covering the Securities being offered hereunder (the "Registration Statement," which term includes this Prospectus and all amendments, supplements, exhibits, annexes and schedules to the Registration Statement). This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is hereby made to such exhibit for a more complete description of the matter involved, and each such statement shall be qualified in its entirety by such reference.

                      INFORMATION INCORPORATED BY REFERENCE

          The following documents filed by the Company with the Commission (File No. 0-20292) pursuant to the Exchange Act are incorporated herein by reference:

         1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

         2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1996.

         3.        The Company's Current Report on Form 8-K filed on February 5,
                   1996.

         4. The Company's definitive proxy statement dated April 23, 1996 relating to its annual meeting of stockholders held on June 7, 1996.

         5. The Company's Registration Statement on Form 8-A filed with the Commission on January 16, 1996.


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         6.        The description of the Company's capital stock contained in
                   Post-Effective Amendment No. 1 on Form S-3 to Registration Statement on Form S-1 (No. 33-91312) as filed with the Commission on February 9, 1996.

          In addition, all reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference in this Prospectus from the date of filing such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

          The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents that are incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to Ampex Corporation, 500 Broadway, Redwood City, California 94063-3199, Attention: Investor Relations, (415) 367-4111.


                                   THE COMPANY

          The names "Ampex," "DCT," "DST," "DIS" and "DCRsi" are trademarks of Ampex Corporation.

          Ampex is one of the world's leading innovators in the fields of magnetic recording, digital image processing and high-performance digital storage for the visual information age. In recent years, the Company has directed substantial resources to developing products for the emerging commercial mass data storage market. Ampex provides data storage solutions that serve a wide range of customer needs, including scientific and technical applications such as aerospace testing, oil exploration and entertainment.

         The Company's principal products are its DST(R) tape drives and robotic library systems for computer mass storage, its DIS(TM) and DCRsi(TM) instrumentation recorders, and its DCT(R) professional video recorders and image processing systems. The Company's DST products for the mass data storage market offer superior data access times, rapid data transfer rates and extremely low cost per megabyte of storage. Ampex DIS instrumentation recorders allow users to record instrumentation data on DST tape cartridges, so that the data can be used in a computer environment as well as an instrumentation environment. Ampex DCRsi instrumentation recorders are designed for demanding aeronautical applications such as commercial and military flight testing, as well as other applications involving comparable data-gathering challenges in extreme environments. The Company's DCT video recording products have been developed for high-end digital component recording applications in entertainment and imaging markets.

         During its 52-year history, Ampex has developed extensive technical expertise in the storage, processing and retrieval of digital images. The Company commits substantial resources to the research, development and engineering of new products that capitalize on its knowledge, experience and patent portfolio. As an example of this strategy, since the last quarter of 1994 the Company has been commercializing its patented "keepered media" technology. This project, which has not yet resulted in

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any revenue to the Company, has the potential to significantly increase the capacity of hard disk drives with nominal incremental cost. See
"Company Strategy" and "Recent Developments".


         The Company was incorporated in Delaware in January 1992 as the successor to a business originally organized in 1944. References to "Ampex" or the "Company" include subsidiaries of Ampex Corporation, unless the context indicates otherwise. The principal executive offices of the Company are located at 500 Broadway, Redwood City, California 94063, and its telephone number is
(415) 367-2011. The Company's Class A Common Stock is traded on the American Stock Exchange under the symbol "AXC".

        Except for historical information contained herein, this Prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 which involve certain risks and uncertainties. The Company's actual results or outcomes may differ materially from those anticipated. Important factors that the Company believes might cause such differences are discussed in this Prospectus under the caption "Risk Factors" and in the Company's other documents filed with the Commission, whether or not such documents are incorporated herein by reference. In assessing these forward-looking statements, readers are urged to read the statements carefully.


Company Strategy

         The Company has historically developed products which are complete systems targeted at the extremely high performance segments of the market for the storage of images and data and for digital image processing and compression. A relatively high proportion of the content of its product is designed by Ampex itself, and is specific to the requirements of its system products. Ampex believes that certain technologies that it currently uses only in its own products potentially could create additional markets for the Company, principally in the form of components or subsystems. The Company also believes that by commercializing these products, it may potentially be able to gain access to market segments which are larger than those addressed by its complete systems products for which relatively high prices limit the market potential. For example, certain patented Ampex technologies are used on consumer video recorders that are priced at a few hundred dollars, while its professional digital video recorders have list prices that approach $70,000 per unit. While continuing its practice of licensing such technology, Ampex determined in 1994 to evaluate employing certain of its patented technologies as a basis for entering into new business areas as a supplier of products.

         The Company's strategy is to continue to develop high performance systems, and also seek opportunities to commercialize existing or newly developed technologies in the areas of imaging and storage that result from these developments. The first such technology that Ampex is attempting to commercialize is its keepered media for use in computer hard disk drives. See "Recent Developments" and "Risk Factors - Uncertainty as to Commercialization of Keepered Media". The Company is evaluating additional possibilities to commercialize its technology, but has not yet determined to pursue any additional project or projects beyond the research and development stage. There can be no assurance that keepered media or any other technology that Ampex may seek to develop will be commercially successful. See "Risk Factors - Rapid Technological Change and Risks of New Product Development" and "- Uncertainty as to Commercialization of Keepered Media."


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



Recent Developments

         Keepered Media. The Company has previously disclosed its program to commercialize its patented keepered media technology, consistent with its strategy to enter new business areas for components or subsystems developed for use in its complete systems products. Reference is made to the Company's 1995 Form 10-K and its 1996 Quarterly Reports on Form 10-Q for further information concerning this technology and certain developments and risks related to this program. See also "Risk Factors - Uncertainty as to Commercialization of Keepered Media".

         As disclosed in its September 30, 1996 Form 10-Q, the Company recently approached three manufacturers of hard disk drives to determine their interest in concluding an agreement for the inclusion of keepered media platters in drives to be manufactured by them. Ampex has also been approached recently by certain other hard disk drive manufacturers with which it did not initiate contact.

         Ampex has had discussions with several of the above companies and has provided certain of them with drafts of proposed purchase agreements. The draft agreements provide for prices and other terms on which such manufacturers could obtain keepered media disk platters in such volumes as they may elect. Each of the manufacturers to which Ampex has provided draft agreements has advised the Company, in general terms, that it would be possible for it to launch a hard disk drive product incorporating keepered media into volume production in 1997.

         In discussions with each of the manufacturers referred to above concerning the terms of the proposed agreements, Ampex indicated that it was prepared to offer favorable economic terms to the first company to conclude an agreement, in recognition of the early adoption of the technology. One manufacturer has responded that, while it is not in a position to be the first company to conclude an agreement, it continues to be interested in working on development of the technology for use with magneto-resistive heads (described below).

         In December, 1996, Ampex announced that it had entered into an agreement with Maxtor Corporation, a disk drive manufacturer ("Maxtor"), pursuant to which Maxtor may acquire keepered media disk platters for use in Maxtor's hard disk drives. Maxtor has advised Ampex that it is developing a disk drive program incorporating keepered media, which Maxtor has indicated it expects to introduce in the later part of 1997.

         Maxtor is a leading producer of disk drives, primarily for desktop and mobile computer systems. According to published sources, its market share in 1995 was approximately 8% of the worldwide total. Maxtor is an independently operated member of the Hyundai group of companies, which had worldwide revenues in 1995 exceeding $23 billion.

         Maxtor, as the first disk drive manufacturer to invest in a product program utilizing keepered media, has received favorable economic terms from the Company. In addition to agreeing to a relatively low profit margin, Ampex has agreed, for the initial term of the agreement, to ensure that Maxtor's price per unit for keepered media is lower by a fixed percentage than that charged to any other customer. Ampex has also committed to co-fund the development of a preamplifier chip required by Maxtor for use with keepered media, up to $250,000. In return, Maxtor agreed that the manufacturer of the preamplifier so funded will be free to sell such product to other disk drive manufacturers.


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         The agreement with Maxtor is for an initial term of three years, and is renewable for an additional three year term at Maxtor's option, subject to certain conditions, on terms no less favorable than those given any other manufacturer selling similar quantities in like circumstances. Maxtor is not bound by the agreement to complete a disk drive program or to purchase any minimum quantity of keepered media platters. However, unless certain minimum quantities are purchased by specified dates prior to March 31, 1998, Ampex will have the right to terminate the agreement or alter its terms.

         The agreement also provides that, if Ampex develops the internal capability to manufacture keepered media for sale in commercial volumes, Maxtor will use reasonable efforts to include Ampex as a supplier, subject to negotiation of a purchase agreement and qualification of Ampex as a vendor. Ampex has not yet decided to commence commercial manufacture of keepered media, and is unable to forecast when or if it will do so. Accordingly, in order to enable Maxtor to commence production in accordance with its current schedule, the agreement permits Maxtor to acquire keepered media from independent media manufacturers approved by Ampex and/or to manufacture media at Maxtor's own facilities for sale by it.

         The Company intends to continue to negotiate with other manufacturers that could become customers for keepered media. However, Ampex may not continue to offer the favorable pricing and other terms it had offered prior to the conclusion of the Maxtor agreement. Accordingly, there is no assurance that any other manufacturer will agree to purchase keepered media, or that Ampex could obtain pricing or other terms from other manufactures that Ampex regards as favorable or acceptable. In addition, there could be unforeseen technical or economic reasons why manufacturers would not proceed with the technology. Ampex does not anticipate receipt of significant revenues from its keepered media program before fiscal 1998, although limited revenues could be generated later in 1997. In any event, there can be no assurance as to the timing or amount, if any, of revenues that Ampex may generate from the Maxtor arrangement or from any agreement which the Company may conclude with other manufacturers with which it has had discussions. See "Risk Factors - Uncertainty as to Commercialization of Keepered Media".

         Magneto-Resistive Heads. To date, Ampex has directed the majority of its keepered media development efforts to potential disk drive programs that employ inductive heads, which according to published reports are used in the majority of disk drives currently in production. However, a number of disk drive manufacturers have expressed an intention to effect a transition to magneto-resistive heads in all or a substantial portion of their disk drive production in the future. In early November 1996, Ampex, together with a disk drive manufacturer (other than Maxtor) and a head manufacturer, participated in tests of keepered media with magneto-resistive heads. The tests included a demonstration of the activation of the keeper layer by a magneto-resistive head of a common design. While Ampex believes that this is an indication that keepered media may be able to address the disk drive market for both inductive and magneto-resistive heads, it has not yet conducted sufficient performance and other testing to ensure that this will in fact be possible in commercial production. See "Risk Factors Uncertainty as to Commercialization of Keepered Media". The agreement with Maxtor permits the use of keepered media with both inductive or magneto-resistive heads.

                                  RISK FACTORS

         Investment in the Common Stock offered hereby involves a significant degree of risk. Prospective investors should carefully consider the following factors, together with the other information

                                       -6-

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included or incorporated by reference in this Prospectus, in evaluating the
Company and its business before purchasing the Common Stock offered hereby.

         Historical Losses; Impact of Restructuring. As a result of substantial net losses incurred by the Company in each of the years 1990 to 1993, primarily in its professional television products business, the Company significantly restructured its business operations in 1993. The restructuring involved changes in manufacturing, distribution and administration to reduce fixed costs, withdrawal from or curtailment of a number of unprofitable product lines, and the write-off of goodwill and other intangible assets associated with its television products business. As a result of substantial restructuring charges and operating losses during this period, including a $230.5 million charge in 1993, the Company had a stockholders' deficit of $92.3 million as of September 30, 1996. Although the Company has generated operating and net income in the fiscal years since 1993, as a result of its decision to narrow its product lines, the Company's total sales have declined significantly in comparison to prior periods. In addition, since the restructuring, the Company's revenues have depended to a greater degree on new products which may have higher technological and other risks. See "Rapid Technological Change and Risks of New Product Development." There is no assurance as to future sales levels or operating results.

         Fluctuations In Operating Results. Ampex's sales and results of operations are generally subject to quarterly fluctuations. Factors affecting operating results include: customer ordering patterns; availability and market acceptance of new products; timing of significant orders and new product announcements; order cancellations; receipt of royalty income; and numerous other factors. Accordingly, results of a given quarter or year are not necessarily indicative of results to be expected for future periods. In addition, the Company's entrance into new businesses since 1993 may have made its future revenues and operating results more difficult to predict than in prior periods.

         Seasonality; Backlog. Sales of most of the Company's products have historically declined during the third quarter of its fiscal year, due to seasonal procurement practices of its customers. Although sales in the third quarter of 1995 did not decline materially relative to prior quarters of that year, prospective investors should be aware that such a decline may occur in future years. A substantial portion of the Company's backlog at a given time is normally shipped within one or two quarters thereafter. Therefore, sales in any quarter are heavily dependent on orders received in that quarter and the immediately preceding quarter. The Company's backlog of firms orders at September 30, 1996 was $5.4 million, as compared to $13.8 million at December 31, 1995, reflecting declines in order backlog in all product categories. Accordingly, there can be no assurance as to the level of sales that will be attained in future quarters.

         Fluctuating Royalty Income. Ampex's results of operations in certain prior fiscal periods reflect the receipt of substantial royalty income, including material non-recurring payments resulting from negotiated settlements of patent infringement claims asserted by the Company. Although Ampex has a substantial number of outstanding and pending patents, and the Company's patents have generated substantial royalties in the past, it is not possible to predict the amount of royalty income that will be received in the future. Royalty income can fluctuate dramatically depending on a number of factors that the Company cannot predict, such as the extent of use of the Company's patented technology by third parties, the extent to which the Company must pursue litigation in order to enforce its patents and the ultimate success of its licensing and litigation activities. The costs of patent litigation, such as the Company's current lawsuit against a foreign manufacturer of VHS video recorders, can be material, and the institution of patent enforcement litigation may also increase the risk of counterclaims alleging infringement by the Company of patents held by third parties or seeking to invalidate patents held by the

                                       -7-

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Company. Moreover, there is no assurance that the Company will continue to develop patentable technology that will generate significant patent royalties in future years. Ampex's royalty income fluctuates significantly from quarter to quarter and from year to year, and there can be no assurance as to the level of royalty income which will be realized in future periods.

         Risk of Declines in Government Sales. Ampex sales to U.S. and foreign government agencies (directly and through government contractors), principally of instrumentation recorders, are material to its results of operations. Sales to government customers are subject to fluctuation as a result of changes in government spending programs. Sales of the Company's DCRsi instrumentation recorders have recently declined, reflecting lower sales to the federal government. Any further material decline in the level of government purchases of the Company's products could have a material adverse effect on the Company. The Company is unable to forecast the extent to which sales may be adversely affected in future periods by continued pressure on government agencies to reduce spending, particularly amounts related to defense programs.

        Possible Disruptions of Manufacturing and Engineering Operations. In connection with the recent sale of its Redwood City, California property, Ampex is relocating its manufacturing and engineering operations to a smaller facility located on a portion of the property which it leased back at the time of sale. Ampex is also consolidating its Colorado Springs, Colorado manufacturing facilities, following the sale in May 1996 of a portion of those facilities. In addition to the normal risks of fire, earthquake, materials shortages and other similar events, relocation or consolidation of key manufacturing and engineering facilities entails the risks of disruption or delays in operations, which could temporarily adversely impact sales revenues or profitability or result in the incurrence of unanticipated expenses. In order to minimize, in part, the effect of any potential disruption, the Company has recently been building inventories of its products, including the DST 810 library system which it began to ship in limited quantities in the fourth quarter of 1996. If such increased inventories exceed orders actually received, the Company's earnings could be adversely affected by any write-downs or write-offs that may be required. The Company maintains insurance, including business interruption insurance, covering certain risks. However, there can be no assurance that the Company will not incur losses beyond the limits of, or outside the coverage of, its insurance.

         Rapid Technological Change and Risks of New Product Development. The data storage, instrumentation and video recording industries are characterized by continual technological change and the need to introduce new products and product upgrades, requiring a high level of expenditure for research and development. No assurance can be given that the Company's existing products will not become obsolete, that any new products will win commercial acceptance or that Ampex's new products or technology will be competitive. Obsolescence of existing product lines, or inability to develop and introduce new products, could have a material adverse effect on sales and results of operations in the future. In addition, broad-based acceptance of the Company's DST products will depend to some extent on the availability and performance of certain applications software being developed by the Company and independent commercial software developers. The Company has previously announced that its DST 310 tape drive and DST 410 library are now supported by certain third party hierarchical storage management and UNIX file system backup software packages. However, support for the DST 810 library, upon which the Company believes that increased sales of DST products will depend, is not expected to be available until 1997, and the currently available third party software runs on only a limited number of UNIX workstations.

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         Competition. Ampex encounters significant competition in all its product markets. Ampex competes in the mass data storage market with a number of well-established competitors, such as IBM, Storage Technology Corporation, Exabyte Corporation and Quantum Corporation, as well as smaller companies. In addition, other manufacturers of scanning video recorders may seek to enter the mass data storage market in competition with the Company. For example, in 1995 Sony Corporation entered this market with storage products based on its video recording technology. In addition, price declines in competitive storage systems, such as magnetic or optical disk drives, can negatively impact the Company's sales of its DST products. In the instrumentation market, the Company competes primarily with companies that depend on government contracts for a major portion of their sales in this market, including Sony Corporation, Loral Data Systems, Datatape Incorporated and Metrum Incorporated. The number of competitors in this market has decreased in recent years as the level of government spending in many areas has declined. In the professional video recorder market, Sony and Panasonic are the leading competitors of the Company. There is no assurance that the Company will be able to compete successfully in these markets in the future.

         Dependence On Certain Suppliers. Ampex purchases certain components, such as customized integrated circuits, from a single domestic or foreign manufacturer. Significant delays in deliveries or defects in such components could adversely affect Ampex's manufacturing operations, pending qualification of an alternative supplier. In addition, the Company produces highly engineered products in relatively small quantities. As a result, its ability to cause suppliers to continue production of certain products on which the Company may depend may be limited. The Company does not generally enter into long-term raw materials or components supply contracts.

         Risks Related to International Operations. Although the Company significantly curtailed its international operations in connection with the restructuring of its operations in 1993, sales to foreign customers (including U.S. export sales) continue to be significant to the Company's results of operations. International operations are subject to a number of special risks, including limitations on repatriation of earnings, restrictive actions by local governments, fluctuations in foreign currency exchange rates and nationalization. Additionally, export sales are subject to export regulation and restrictions imposed by U.S. government agencies. Fluctuations in the value of foreign currencies can affect Ampex's results of operations. The Company does not normally seek to mitigate its exposure to exchange rate fluctuations by hedging its foreign currency positions.

         Dependence On Key Employees. The Company is dependent upon the performance of certain key members of management and key technical personnel. The Company has not entered into employment agreements with any such persons. Edward J. Bramson, who since January 1991 has served as chief executive of the Company, is also engaged in the management of certain companies affiliated with Sherborne Holdings Incorporated, a privately owned Delaware holding company ("SHI"). Mr. Bramson currently devotes most of his time to the management of the Company. The loss of the services of Mr. Bramson and/or such managers or other key personnel could have a material adverse effect on the Company.

          Anti-Takeover Consequences of Certain Governing Instruments. The Company's Certificate of Incorporation provides for a classified Board of Directors, with members of each class elected for a three-year term. The Certificate of Incorporation provides for nullification of voting rights of certain foreign stockholders in certain circumstances involving possible violations of security regulations of the United States Department of Defense. The instruments governing the Company's outstanding Noncumulative Preferred Stock require mandatory offers by the Company to redeem such securities in

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the event of a Change of Control (as defined). The Certificate of Incorporation authorizes the Board of Directors of the Company to issue additional shares of Preferred Stock without the vote of stockholders. Such provisions could have anti-takeover effects by making an acquisition of the Company by a third party more difficult or expensive in certain circumstances.

         Non-payment of Dividends. The Company has not declared dividends on its Common Stock since its incorporation in 1992 and has no present intention of paying dividends on its Common Stock. The Company is also restricted by the terms of certain agreements and of its outstanding Noncumulative Preferred Stock as to the declaration of dividends.

         Redemption of Preferred Stock. In December 1997, the Company is scheduled to redeem its outstanding Noncumulative Preferred Stock, having a redemption price of approximately $70 million, out of funds legally available therefor (which, in general, means the excess of the fair value of assets over liabilities of the Company). In certain circumstances the Company may redeem the Noncumulative Preferred Stock by issuing Common Stock at 90% of fair market value. As of September 30, 1996, the Company did not have sufficient funds legally available to redeem the Noncumulative Preferred Stock in full. In the event the Company does not have sufficient funds legally available to redeem the Noncumulative Preferred Stock in full on the redemption date, the Company would remain obligated to redeem such shares from time to time to the extent funds become legally available for redemption, and would generally be precluded from declaring cash dividends on, or repurchasing shares of, its Common Stock, until the Noncumulative Preferred Stock has been redeemed in full. There can be no assurance the Company will have adequate liquidity or have funds legally available to redeem the Noncumulative Preferred Stock. Although the Company has no current plans for redemption of the Noncumulative Preferred Stock prior to maturity, it will continue to evaluate this possibility in light of market conditions, its liquidity, and other factors. Any such redemption could involve the issuance of additional debt or equity securities or other actions that might result in dilution of current stockholders' equity interests in the Company or adversely affect the market price of the Common Stock.

         Volatility of Stock Price. The trading price of the Company's Common Stock has been and can be expected to be subject to significant volatility, reflecting a variety of factors, including quarterly variations in operating results, announcements of new product introductions by the Company or its competitors, reports and predictions concerning the Company by analysts and other members of the media, and general economic or market conditions. The stock market in general and technology companies in particular have experienced a high degree of price volatility, which has had a substantial effect on the market prices of many technology companies for reasons that often are unrelated or disproportionate to operating performance. In addition, since 1993, the Company has maintained effective registration statements covering securities of the Company held by its stockholders, including, at the date of this Prospectus, approximately 8.8 million shares of Common Stock (representing approximately 18% of the outstanding Common Stock on a fully diluted basis) held by certain affiliates of the Company and related parties. The sale, or the offer for sale, of substantial numbers of such shares could adversely affect the market price for the Common Stock.

         Uncertainty as to Commercialization of Keepered Media. The successful commercialization of the Company's proprietary keepered media technology, which potentially could increase the storage capacity of hard disk drives used in most personal computers, involves a number of risks. Although Ampex has entered into the Maxtor agreement discussed above and has held discussions and negotiations with several other disk drive manufacturers, it is not possible at present to determine whether its keepered media program will become a commercial success. The Maxtor agreement does not obligate Maxtor to

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complete a keepered media program or to purchase any minimum quantity of keepered disks. Although Ampex intends to continue to seek other customers for keepered media, there can be no assurance that any other company will in fact undertake a commercial product program or purchase any material quantities of keepered media. Also, there can be no assurance that Ampex would be able to obtain prices or other terms that it considers favorable or acceptable.

         The Company does not presently have manufacturing facilities suitable for producing keepered media in quantity, and the Company does not intend to license merchant manufacturers of disk drive platters. Although the Company has held discussions with several U.S. and foreign producers of disk drive platters, no commitments have been obtained by the Company with respect to availability, price or other terms from such producers. If the Company commences commercial production, capital requirements could be significant and the Company would probably be required to issue debt or equity securities, which would increase the Company's financial leverage or dilute earnings.

         It is possible that further analysis by the Company, or by potential customers, will identify technical or economic issues of which Ampex, at present, is unaware. Ampex is familiar with other technologies, including magneto-resistive heads, that potential customers might prefer over keepered media. Although Ampex believes, based on recent test results, that keepered media can operate with magneto-resistive heads, it has not yet conducted sufficient performance and other testing to ensure that the two technologies can in fact be compatible in commercial production. It is not possible, at present, to forecast what effect a change in the mix of drives using inductive versus magneto-resistive heads may have on the market for keepered media. In a high technology industry such as data storage, other technology may be under development, or may be developed in the future, that could be technically or economically superior to keepered media.

         Further development of its keepered media technology may require the Company to increase the current rate of its expenditures for research, development and engineering, which have been relatively level in recent years.

         If the Company's keepered media technology becomes commercially successful, that portion of the Company's business may be materially dependent on the Company's patents covering the technology. However, there can be no assurance that patents currently held by Ampex, or that may be issued pursuant to pending and future patent applications filed by Ampex, will not be challenged, or that patent protection, in itself, would ensure the commercial success of this program or would provide adequate protection against similar or other technologies independently developed by industry competitors.

         In view of the uncertainties associated with the development and commercialization of keepered media, some of which are described above, it is impossible to forecast when, or if, any commercial benefit will be realized by the Company. Since prospects for keepered media are highly speculative, there is a material risk that the market price of the Company's securities may experience increased volatility, in addition to volatility that may result from factors discussed above under "Volatility of Stock Price."

                                 USE OF PROCEEDS

         Unless otherwise indicated in the applicable Prospectus Supplement, proceeds to the Company from the sale of the Common Stock offered hereby will be added to the working capital of the Company and used for general corporate purposes, which may include the acquisition of specialized testing and production equipment for use in the Company's keepered media research and development program, if required.




                              PLAN OF DISTRIBUTION

         The Company may sell the Common Stock directly to one or more purchasers or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions on any exchange, in the over-the-counter market, through third party trading systems or otherwise, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company may sell Common Stock as soon as practicable after effectiveness of the Registration Statement, subject to market conditions and other factors.

         The Prospectus Supplement will set forth the terms of the offering of the Common Stock, including (i) the name or names of any underwriters or agents with whom the Company has entered into arrangements with respect to the sale or issuance of Common Stock, (ii) the initial public offering or purchase price of the Common Stock, (iii) any underwriting discounts, commissions and other items constituting underwriters' compensation from the Company and any other discounts, concessions or commissions allowed or reallowed or paid by any underwriters to other dealers, (iv) any commissions paid to any agents, (v) the net proceeds to the Company and (vi) any over-allotment options granted to such underwriters or agents. In connection with the sale of shares of Common Stock, underwriters may receive compensation from the Company or from purchasers of shares of Common Stock, for whom they may act as agents, in the form of discounts, concessions, or commissions. Underwriters may sell shares of Common Stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of shares of Common Stock may be deemed to be underwriters, and any discounts or commissions they receive from the Company, and any profit on the resale of shares of Common Stock they realize, may be deemed to be underwriting discounts and commissions under the Securities Act.

         Any shares of Common Stock sold pursuant to a Prospectus Supplement will be listed on the American Stock Exchange, subject to official notice of issuance.

         Under agreements the Company may enter into, underwriters, dealers and agents who participate in the distribution of shares of Common Stock may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

         Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, the Company or affiliates of the Company in the ordinary course of business.

         Unless otherwise set forth in the Prospectus Supplement relating to the issuance of Common Stock, the obligations of the underwriters to purchase such Common Stock will be subject to certain conditions precedent and each of the underwriters with respect to such Common Stock will be obligated to purchase all of the Common Stock allocated to it if any such Common Stock is purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

         If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase shares of Common Stock from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the shares of Common Stock shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                                  LEGAL MATTERS

         The validity, authorization and issuance of the Common Stock offered hereby will be passed upon for the Company by Battle Fowler LLP (a limited liability partnership which includes professional corporations), New York, New York, who may rely, as to questions of California law and certain other matters, upon an opinion of General Counsel to the Company. Battle Fowler LLP regularly provides legal services to the Company and its affiliates. David D. Griffin, who is of counsel to Battle Fowler LLP, holds 515,000 shares of Common Stock directly, and is a limited partner in Newhill Partners, L.P., a partnership which, through SHI, owns shares of Common Stock.

                                     EXPERTS

         The consolidated balance sheets as of December 31, 1995 and 1994 and the consolidated statements of operations, stockholders' deficit and cash flows for each of the three years in the period ended December 31, 1995, and supplemental schedule, included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995, have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report included in such Annual Report, and are incorporated herein by reference in reliance upon such report, given upon the authority of said firm as experts in accounting and auditing.

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


No dealer, salesman or other person has been authorized to give any information or to make any representation not contained or incorporated by reference in this Prospectus. If given or made, such information or
representation must not be relied upon as having been authorized by the                  AMPEX CORPORATION
Company.  This Prospectus does not constitute an offer to
sell, or a solicitation of an offer to buy, Common Stock                                Class A Common Stock
in any jurisdiction.  Neither the delivery of this
Prospectus nor any sale made hereunder shall, under any
circumstances, create an implication that there has been
no change in the affairs of the Company since the date
hereof.                                                                                   ________________
                          --------------



                         TABLE OF CONTENTS                                                   PROSPECTUS

                                                               Page
                                                                                           January 6, 1997

AVAILABLE INFORMATION...........................................  2

INFORMATION INCORPORATED BY
         REFERENCE.....................................  2

THE COMPANY.....................................................  2                       _________________

RISK FACTORS....................................................  5

USE OF PROCEEDS................................................. 10

PLAN OF DISTRIBUTION............................................ 11

LEGAL MATTERS................................................... 12

EXPERTS  ....................................................... 12





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                                      -14-